
CommunitySouth
BANK & TRUST
2008
Annual Report
CommunitySouth
BANK & TRUST

Dear Shareholders, Customers and Friends:

It is no secret that 2008 represented a period unprecedented in the banking industry. The real estate crisis and resulting economic downturn led to the failure of 25 U.S. banks in 2008, including the $300 billion Washington Mutual, the largest bank failure in history. Financial services industry stalwarts Wachovia, Bear Stearns, and Merrill Lynch were merged into other institutions while Lehman Brothers is no longer in existence. The two largest mortgage government sponsored enterprises (GSEs), Fannie Mae and Freddie Mac, were placed in conservatorship by the federal government. The Federal Reserve cut interest rates an unprecedented number of times in 2008, resulting in a significant contraction in many banks' net interest margin. These significant market events and economic forces have taken their toll on banks' performances and their stock prices — including ours.

Despite the challenges present in our industry, the banking sector remains highly capitalized and well prepared to endure the current economic climate. As of December 2008, equity capital in the industry exceeded $1.3 trillion with an additional $173 billion held in reserve as a safeguard against possible losses. In fact, 97.6% of insured financial institutions, including CommunitySouth, are "well capitalized," the highest regulatory capital standard. We are pleased to report that as of December 31, 2008, the Bank's total risk-based capital, Tier 1 risk-based capital, and leverage ratios of 10.18%, 8.92%, and 7.98%, respectively, all exceed well capitalized standards.

In conjunction with the difficulties present in the banking industry, 2008 was a year marked by many challenges at CommunitySouth. For the first time since our inaugural year we reported a loss. In the second quarter of 2008 we placed an additional $2.5 million into the allowance for loan losses for potential loan losses in a residential development on Lake Keowee in Seneca, South Carolina. Subsequently, in the fourth quarter of 2008, we charged off $3.0 million of the total $4.9 million outstanding on these loans. We continue to investigate whether fraud was involved in these loans and have filed a notice of loss under our Financial Institution Bond. We do believe these losses to be an isolated event and not indicative of the overall quality of our loan portfolio. However, the rest of our loan portfolio has not been immune from the problems caused by the current economic downturn. Given the challenges in the overall economy and the general pessimistic outlook for 2009, we have contributed an additional $4.3 million to the loan loss reserve in the fourth quarter 2008.

At the end of fiscal year 2008 CommunitySouth reports total assets of $387.8 million, an increase of 2.63% for the year. Given current industry and market conditions, significant asset growth is not an objective for 2009. In fact, one of our focused objectives for 2009 is to continue to manage our balance sheet in order to enhance our total risk-based capital percentage. Other 2009 objectives include: reduce portfolio concentration of construction and land development loans, enhance credit risk management practices, tightly manage overhead expense, increase non-interest income through our mortgage and services divisions, improve margins, and lower our overall funding costs by growing core deposits.

This past year was a disappointing and challenging year for all financial institutions, including CommunitySouth, especially considering our strong historical performance. However, we believe we are well positioned to manage through this economic downturn and are poised to take advantage of opportunities when economic conditions improve.

Our management team, employees, and Board of Directors greatly appreciate your continued loyalty and support as we work toward our vision of being *The Financial Services Provider of Choice in the Markets We Serve.*

Sincerely,

Daniel E. Youngblood	C. Allan Ducker, III
Chairman of the Board	Chief Executive Officer

Selected Financial Data

The following selected financial data for the years ended December 31, 2008 and 2007 was derived from the consolidated financial statements and other data of CommunitySouth Financial Corporation and its subsidiary, CommunitySouth Bank and Trust (the "Bank") (collectively, the "Company"). The selected financial data should be read in conjunction with the consolidated financial statements of the Company, including the accompanying notes, included elsewhere herein.

On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006.

(Dollars in thousands except per share data)	2008	2007
Income Statement Data:		
Interest income – loans	$ 20,163	$ 21,403
Interest income – investments	2,547	1,813
Total interest income	22,710	23,216
Interest expense – deposits	(12,580)	(13,069)
Net interest income	10,130	10,147
Provision for loan losses	(7,168)	(1,188)
Net interest income after provision for loan losses	2,962	8,959
Non-interest income	1,392	1,575
Non-interest expense	(9,510)	(8,184)
Income (loss) before income taxes	(5,156)	2,350
Income tax (expense) benefit	1,806	(782)
Net income (loss)	$ (3,350)	$ 1,568
Balance Sheet Data:		
Total assets	$ 387,816	$ 377,867
Earning assets	374,939	361,890
Investment securities, available for sale (1)	47,602	24,844
Other investments (2)	1,805	447
Loans (3)	320,907	302,934
Allowance for loan losses	(8,088)	(4,214)
Deposits	296,643	327,664
Shareholders' equity	28,528	31,471
Per-Share Data:		
Net income (loss) – basic	$ (0.71)	$ 0.33
Net income (loss) – diluted	(0.71)	0.31
Book value	6.07	6.70
Return on Equity and Assets:		
Return on average assets	(0.87)%	0.50%
Return on average equity	(10.91)%	5.12%
Average equity to average assets ratio	7.99%	9.76%

(1) Marketable securities are stated at fair value.
(2) Non-marketable securities are stated at cost.
(3) Loans are stated at gross amounts before allowance for loan losses.

Forward Looking Statements

This report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our rapid growth to date and short operating history;
- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- the lack of seasoning of our loan portfolio, especially given our rapid loan growth;
- the level of allowance for loan losses;
- the rate of delinquencies and amounts of charge-offs;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report may not occur.

A copy of the our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, which contains a discussion of certain risks and uncertainties that could affect our forward-looking statements, will be sent to any shareholder without charge upon written request to: CommunitySouth Financial Corporation, Attn: John W. Hobbs, Chief Financial Officer, 6602 Calhoun Memorial Highway, Easley, South Carolina 29640.

Market for Common Stock and Dividends

Since March 15, 2006, our common stock has been quoted on the OTC Bulletin Board under the symbol "CBSO." Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions. Transactions of our common stock did not begin to occur on the OTC Bulletin Board until March 16, 2006.

The following is a summary of the high and low bid prices for our common stock reported by the OTC Bulletin Board for the periods indicated (the bids prices have been adjusted for all stock splits):

2008	High	Low
Fourth Quarter	$ 5.50	$ 1.75
Third Quarter	7.00	2.53
Second Quarter	9.00	5.50
First Quarter	10.00	7.30

2007	High	Low
Fourth Quarter	$ 11.40	$ 8.55
Third Quarter	13.50	11.00
Second Quarter	15.90	12.75
First Quarter	18.00	13.68

As of December 31, 2008, there were 4,698,697 shares of common stock outstanding held by approximately 907 shareholders of record.

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, CommunitySouth Bank and Trust, to pay dividends to us. As a South Carolina state bank, CommunitySouth Bank and Trust may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock unless its surplus equals or exceeds its stated capital. At December 31, 2008, the Bank had a deficit of $872,916.

COMMUNITYSOUTH FINANCIAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

Basis of Presentation

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

CommunitySouth Financial Corporation is a bank holding company headquartered in Easley, South Carolina. Its subsidiary, CommunitySouth Bank and Trust, opened for business on January 18, 2005. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the upstate of South Carolina. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company completed an initial public offering of its common stock in which it sold a total of 4,681,069 shares at $6.40 per share (as adjusted for all previous stock splits). Proceeds of the offering were used to pay organizational costs and provide the initial capital for the Bank.

Overview

The following discussion describes our results of operations for the years ended December 31, 2008 and 2007 and also analyzes our financial condition as of December 31, 2008 and 2007. We received approvals from the FDIC, the Federal Reserve Board ("FRB") and the State Board of Financial Institutions during January 2005, and commenced business on January 18, 2005.

Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process in the following section.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the discussion below.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, the Treasury Department will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP") on October 14, 2008. The TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. CommunitySouth opted to participate in both programs.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009 ("ARRA"), more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients that are in addition to those previously announced by the U.S. Treasury, until the institution has repaid the Treasury Department, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury Department's consultation with the recipient's appropriate regulatory agency.

Further regulatory actions may arise as the Federal government continues to attempt to address the economic situation.

Results of Operations

Results of operations are only presented for the years ended December 31, 2008 and 2007.

Net interest income decreased $16,628, or 0.16%, to $10.13 million in 2008, down from $10.15 million in 2007. The primary component of interest income in 2008 was interest on loans, including fees, of $20.2 million, as compared to $21.4 million in 2007. The decrease in net interest income was due primarily to a decrease in rates, translating into lower loan yields.

The Company's net interest spreads were 2.27% and 2.75% in 2008 and 2007, respectively. The Company's net interest margins were 2.74% and 3.38% in 2008 and 2007, respectively. This decline of 64 basis points in the net interest margin was due the decline in market rates. Yields on average earning assets decreased from 7.74% in 2007 to 6.13% in 2008. Rates on average interest bearing liabilities decreased from 4.99% in 2007 to 3.86% in 2008. These changes in yields and rates resulted in a net decrease in net interest spread of 48 basis points. Average shareholder equity was 9.5% of average interest bearing liabilities in 2008 and 11.7% of average interest bearing liabilities in 2007.

The provision for loan losses was $7.2 million in 2008, compared to $1.2 million in 2007. The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio, given the current economic downturn which has affected the entire banking industry. CommunitySouth, like many community banks, has a significant amount of loans that directly or indirectly rely on the home building industry, which has also experienced an extremely turbulent year.

Non-interest income decreased $182,428, or 11.59%, to $1.4 million in 2008, down from non-interest income of $1.6 million in 2007. The decrease is attributable to the $528,582 decrease, or 52.96%, in mortgage loan origination fees, which was $469,529 for the year ended December 31, 2008. The decrease is due to our decreased volume in mortgage loan originations and departmental restructuring. Income from bank-owned life insurance was $210,525 in 2008, a slight decline from income of $222,048 in 2007. Service charges on deposit accounts increased $173,752, or 117.1%, to $322,090 in 2008, as compared to service charges on deposit accounts of $148,338 in 2007, due to the increased volume in deposit accounts.

Non-interest expense increased $1.3 million, or 16.2%, to $9.5 million in 2008, compared to non-interest expense of $8.2 million in 2007. Non-interest expense increased in most categories as a result of our continued growth. Salaries and employee benefits increased $491,843 to $4.8 million for the year ended December 31, 2008. This increase is attributable to normal pay increases, hiring of additional staff to meet the needs associated with our growth. The Company's efficiency ratio was 82.5% in 2008 compared to 69.8% in 2007. The efficiency ratio is defined as non-interest expense divided by the sum of net interest income and non-interest income, net of gains and losses on sales of assets. The deterioration in our efficiency ratio is primarily attributable to the increased expenses described above, which we incurred to position our Bank for anticipated growth.

The Company's net loss was $3.4 million in 2008, compared to net income of $1.6 million in 2007. Return on average assets during 2008 was -0.87% compared to a return of 0.50% in 2007. Net loss in 2008 was after an income tax benefit of $1.8 million and net income in 2007 was after an income tax expense of $781,656. The income tax expenses for 2008 and 2007 resulted in effective tax rates of 35.0% and 33.3%, respectively. See Notes 1 and 12 to the consolidated financial statements for additional information about income taxes.

Net Interest Income

General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company's net interest margin. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

Rate/Volume Analysis. Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in the net interest income for the periods presented.

	December 31, 2008 vs. 2007 Increase (decrease) Due to			
(Dollars in thousands)	**Volume**	**Rate**	**Rate / Volume**	**Total**
Interest Income				
Loans	$ 4,067	$(4,460)	$ (847)	$(1,240)
Investment securities [1]	1,926	(72)	(209)	1,645
Federal funds	(754)	(454)	298	(910)
Total Interest Income	**$ 5,239**	**$(4,986)**	**$ (758)**	**$ (505)**
Interest Expense				
Deposits	$ 1,232	$(2,549)	$ (241)	$(1,558)
Other borrowings	1,076	–	(7)	1,069
Total Interest Expense	**$ 2,308**	**$(2,549)**	**$ (248)**	**$ (489)**
Net Interest Income	**$ 2,931**	**$(2,437)**	**$ (510)**	**$ (16)**

[1] For the purpose of this table, the investment securities include marketable and non-marketable securities.

Average Balances, Income and Expenses and Rates. The following table sets forth, for the years ended December 31, 2008 and 2007, information related to the Company's average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

	2008			2007		
(Dollars in thousands)	**Average Balance**	**Income / Expense**	**Yield/ Rate**	**Average Balance**	**Income / Expense**	**Yield / Rate**
Assets						
Earning assets:						
Loans [1]	$ 315,175	$ 20,163	6.40%	$ 264,844	$ 1,403	8.08%
Investment securities [2]	47,130	2,308	4.90%	12,067	663	5.49%
Federal funds sold and other	7,884	239	3.04%	22,914	1,150	5.02%
Total earning assets	370,189	22,710	6.13%	299,825	23,216	7.74%
Cash and due from banks	5,579			4,720		
Premises and equipment	4,873			4,953		
Other assets	8,944			7,856		
Allowance for loan losses	(5,528)			(3,686)		
Total assets	$ 384,057			$ 313,668		
Liabilities						
Interest-bearing liabilities:						
Repurchase agreements	$ 28,525	700	2.46%	$ 2,315	63	2.72%
Federal funds purchased	1,312	24	1.85%	–	–	–%
Federal Home Loan Bank advances	9,645	224	2.33%	–	–	–%
Note Payable	916	34	3.71%	–	–	–%
Subordinated Debt	1,294	149	11.50%	–	–	–%
Interest-bearing transaction accounts	15,300	324	2.12%	11,520	196	1.70%
Savings deposits	18,881	223	1.18%	19,107	648	3.39%
Time deposits	249,765	10,902	4.36%	228,748	12,162	5.32%
Total interest-bearing liabilities	325,638	12,580	3.86%	261,690	13,069	4.99%
Demand deposits	23,739			18,864		
Accrued interest and other liabilities	3,967			2,492		
Total liabilities	353,344			283,046		
Shareholders' equity	30,713			30,622		
Total liabilities and shareholders' equity	$ 384,057			$ 313,668		
Net interest income		$ 10,130			$ 10,147	
Net interest spread			2.27%			2.75%
Net interest margin			2.74%			3.38%

(1) There were $9.9 million and $35,172 of loans in non-accrual status as of December 31, 2008 and 2007, respectively. The effect of fees collected on loans in 2008 and 2007 totaled $260,966 and $654,596, respectively, and increased the annualized yield on loans by 9 basis points from 6.31% for 2008 and by 25 basis points from 7.83% for 2007. The effect of such fees on the annualized yield on earning assets was an increase of 7 basis points from 6.06% in 2008 and an increase of 22 basis points from 7.52% in 2007. The effects of such fees on net interest spread were an increase of 7 basis points from 2.20% for 2008 and an increase of 22 basis points from 2.53% for 2007. The effects of such fees on net interest margin were an increase of 17 basis points from 2.57% for 2008 and an increase of 21 basis points from 3.17% for 2007.

(2) For the purpose of this table, the investment securities include marketable and non-marketable securities.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap", which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Company's interest rate sensitivity at December 31, 2008.

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Earning assets:					
Loans, gross	$ 182,297	$ 19,515	$ 110,307	$ 8,788	$ 320,907
Investment securities, available for sale	1,500	1,500	17,594	27,008	47,602
Other investments	–	–	–	1,805	1,805
Fed Funds	4,625	–	–	–	4,625
Total earning assets	188,422	21,015	127,901	37,601	374,939
Liabilities					
Interest-bearing liabilities:					
Interest-bearing deposits:					
Repurchase agreements	–	–	15,000	15,000	30,000
Other Borrowings	25,000	1,570	–	4,325	30,895
Demand deposits	16,449	–	–	–	16,449
Savings deposits	14,461	–	–	–	14,461
Time deposits	199,302	40,349	3,920	–	243,571
Total interest-bearing liabilities	255,212	41,919	18,920	19,325	335,376
Period gap	**$ (66,790)**	**$ (20,904)**	**$ 108,981**	**$ 18,276**	**$ 39,563**
Cumulative gap	**$ (66,790)**	**$ (87,694)**	**$ 21,287**	**$ 39,563**	
Ratio of cumulative gap to total earning assets	**(17.81)**%	**(23.39)**%	**5.68**%	**10.55**%	

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is cumulatively liability sensitive over the three-month to twelve-month period and asset sensitive over all periods greater than one year. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market.

Additions to the allowance for loan losses, which are expensed through the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the estimated losses inherent in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning. As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the commercial real estate market in our market areas.

The following table sets forth certain information with respect to the Company's allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2008 and 2007.

Allowance for Loan Losses

(Dollars in thousands)	2008	2007
Total loans outstanding at end of period	$ 320,907	$ 302,934
Average loans outstanding	$ 315,175	$ 264,844
Balance of allowance for loan losses at beginning of year	$ 4,214	$ 3,091
Provision for loan losses	7,168	1,188
Charge-offs	(3,294)	(65)
Balance of allowance for loan losses at end of year	$ 8,088	$ 4,214
Allowance for loan losses to period end loans	2.52%	1.39%

Non-performing Assets

Non-performing Assets. There were $9.9 million and $35,172 of non-accrual loans at December 31, 2008 and December 31, 2007, respectively. There were $6,035 of loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2008. There were no loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2007. There was $415,229 and $0 in Other Real Estate Owned at December 31, 2008 and 2007, respectively.

The Company's policy with respect to non-performing assets is as follows. Accrual of interest will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan will generally be placed in non-accrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When a loan is placed in non-accrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income. No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan to the allowance for loan losses.

Potential Problem Loans. Potential problem loans are loans that are not included in impaired loans, but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2008 and December 31, 2007, the Company had identified $424,844 and $1,625,150, respectively, of potential problem loans through its internal review procedures. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses.

Non-interest Income and Expense

Non-interest Income. The largest component of non-interest income was mortgage origination fees which totaled $469,529 and $998,111 for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the principal components of non-interest income for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Mortgage origination fees	$ 470	$ 998
Service charges on deposit accounts	322	148
Bank-owned life insurance	211	222
Other income	389	206
Total non-interest income	$ 1,392	$ 1,574

Non-interest Expense. Salaries and employee benefits comprised the largest component of non-interest expense which totaled $4.8 million and $4.3 million for the years ended December 31, 2008 and 2007, respectively. All of the other categories of non-interest expense totaled $4.7 million and $3.9 million for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the primary components of non-interest expense for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Salaries and benefits	$ 4,828	$ 4,336
Net occupancy	638	500
Depreciation	718	601
Equipment maintenance and rental	194	109
Advertising	248	270
Professional fees	449	335
Office supplies	95	146
Telephone	148	145
Data processing	758	603
Other	1,435	1,139
Total non-interest expense	$ 9,511	$ 8,184

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Loans also entail greater credit and liquidity risks than most of the Company's other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance. Loans averaged $315.2 million and $264.8 million in 2008 and 2007, respectively. Total loans were $320.9 million and $302.9 million at December 31, 2008 and 2007, respectively.

The following table sets forth the composition of the loan portfolio by category at December 31, 2008 and 2007 and highlights the Company's general emphasis on mortgage lending.

	2008		2007	
(Dollars in thousands)	Amount	Percent Of Total	Amount	Percent Of Total
Real estate – construction	$ 129,777	40.44%	$ 124,016	40.94%
Real estate – mortgage	154,838	48.25%	149,369	49.31%
Commercial and industrial	33,303	10.38%	26,095	8.61%
Consumer	2,989	0.93%	3,454	1.14%
Total loans, gross	320,907	**100.00%**	302,934	**100.00%**
Allowance for loan losses	(8,088)		(4,214)	
Net loans	**$ 312,819**		**$ 298,720**	

The largest component of loans in the Company's loan portfolio is real estate mortgage loans. At December 31, 2008 and 2007, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate and other loans secured by multi-family properties and farmland, totaled $154.8 million and $149.4 million, respectively and represented 48.25% and 49.31%, respectively of the total loan portfolio. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Real estate mortgage loans represent 25% of our impaired loans.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions (including rising interest rates), a downturn in the local economy, or a decline in occupancy rates in the local economy where the property is located. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Real estate construction loans totaled $129.8 million and $124.0 million at December 31, 2008 and 2007, respectively. In the context of this discussion, a "real estate construction loan" is defined as any loan for construction purposes, secured by real estate. Real estate construction loans represent 74% of our impaired loans.

Commercial and industrial loans totaled $33.3 million and $26.1 million at December 31, 2008 and 2007, respectively and comprised 10.38% and 8.61%, respectively of the total portfolio. In the context of this discussion, a "commercial and industrial loan" is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company's loan portfolio also includes consumer loans. At December 31, 2008 and 2007, consumer loans totaled $3.0 million and $3.5 million, respectively and represented 0.93% and 1.14%, respectively of the total loan portfolio.

The Company's loan portfolio reflects the diversity of its upstate South Carolina market. The Company's offices are located in Easley, Spartanburg, Mauldin, Greer, Anderson and Greenville, South Carolina. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following tables set forth the Company's loans maturing within specified intervals at December 31, 2008 and 2007.

2008

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real estate – construction	$ 76,579	$ 51,914	$ 1,284	$ 129,777
Real estate – mortgage	24,951	106,620	23,267	154,838
Commercial and industrial	17,384	13,863	2,056	33,303
Consumer	686	1,641	662	2,989
	$ 119,600	$ 174,038	$ 27,269	$ 320,907

Loans maturing after one year with:	
Fixed interest rates	$ 169,843
Floating interest rates	31,464
	$ 201,307

2007

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real estate – construction	$ 66,972	$ 49,908	$ 7,136	$ 124,016
Real estate – mortgage	34,964	93,976	20,429	149,369
Commercial and industrial	13,351	11,313	1,431	26,095
Consumer	1,408	1,262	784	3,454
	$ 116,695	$ 156,459	$ 29,780	$ 302,934

Loans maturing after one year with:	
Fixed interest rates	$ 132,590
Floating interest rates	53,649
	$ 186,239

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities and Other Investments. The investment securities portfolio, which averaged $47.1 million and $12.0 million in 2008 and 2007, respectively, is a component of the Company's total earning assets. At December 31, 2008 and 2007, the total investment securities portfolio was $49.4 million and $25.3 million, respectively. Investment securities were primarily marketable investments recorded at their fair value. Other investments consisted of Federal Home Loan Bank of Atlanta ("FHLB") stock recorded at cost.

The following table sets forth the fair value of the securities held by the Company at December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Investment securities	$ 47,602	$ 24,844
Other investments	1,805	447
Total investment securities portfolio	$ 49,407	$ 25,291

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $7.9 million and $22.9 million in 2008 and 2007, respectively with a weighted average yield of 3.04% and 5.02% in 2008 and 2007, respectively. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2008 and 2007, federal funds were $4.6 million and $33.7 million at an annualized overnight rate of 0.50% and 4.15%, respectively. The maximum outstanding balance of federal funds sold at any month end during the years 2008 and 2007 was $16.4 million and $40.8 million, respectively.

Deposits

General. Average interest-bearing liabilities totaled $325.8 million and $261.7 million in 2008 and 2007, respectively. Average total deposits totaled $307.7 million and $278.2 million during 2008 and 2007, respectively. At December 31, 2008 and 2007 total deposits were $296.6 million and $327.7 million, respectively.

The following table sets forth the average deposits of the Company by category for the year ended December 31, 2008 and 2007.

	2008		2007	
(Dollars in thousands)	Amount	Average Rate	Amount	Average Rate
Non-interest bearing demand	$ 23,739	– %	$ 18,864	– %
Interest bearing demand	15,300	2.12%	11,520	1.70%
Savings	18,881	1.18%	19,107	3.39%
Time	249,765	4.36%	228,748	5.32%
Total	$ 307,685		$ 278,239	

The following table sets forth the deposits of the Company by category as of December 31, 2008 and 2007.

	2008		2007	
(Dollars in thousands)	Amount	% of Deposits	Amount	% of Deposits
Non-interest bearing demand	$ 22,162	7.47%	$ 24,464	7.46%
Interest bearing demand	16,449	5.55%	13,721	4.19%
Savings	14,461	4.87%	24,634	7.52%
Time deposits less than $100	32,111	10.82%	59,528	18.17%
Time deposits of $100 or over	25,162	8.49%	47,118	14.38%
Brokered deposits	186,298	62.80%	158,199	48.28%
Total	$ 296,643	100.00%	$ 327,664	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $85.2 million and $122.3 million at December 31, 2008 and 2007, respectively, or 28.7% and 37.3%, respectively of total deposits. Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal. Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

For the years ended December 31, 2008 and 2007, our non-core deposits included wholesale funding in the form of brokered CDs of $186.3 million and $158.2 million, respectively. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the Asset Liability Committee. These guidelines limit our brokered CDs to 65% of total deposits, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents. In addition, we do not obtain time deposits through the Internet. These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Deposits have been a primary source of funding. Management anticipates that deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 108.17% and 92.45% at December 31, 2008 and 2007, respectively. The maturity distribution of the Company's time deposits of $100,000 or over at December 31, 2008 and 2007, is set forth in the following tables.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
December 31, 2008					
Certificates of deposit of $100,000 or more	$ 188,080	$ 11,231	$ 10,494	$ 1,655	$ 211,460
December 31, 2007					
Certificates of deposit of $100,000 or more	$ 17,479	$ 81,361	$ 98,331	$ 8,146	$ 205,317

Of the Company's time deposits of $100,000 or over as of December 31, 2008 and 2007, 88.95% and 8.51% are scheduled maturities within three months, respectively. As of December 31, 2008 and 2007, 99.22% and 96.03%, respectively, of the Company's time deposits of $100,000 or over had maturities within twelve months.

Other Borrowings

The following table outlines our various sources of borrowed funds during the years ended December 31, 2008 and December 31, 2007, the amounts outstanding at the end of each period and the weighted-average interest rates paid for each borrowing source.

(Dollars in thousands)	Ending Balance	Period-End Rate	Average Balance	Weighted-Average Rate for Year	Maximum Outstanding at any Month End
December 31, 2008					
Federal Home Loan Bank advances	$ 25,000	1.49%	$ 9,645	2.33%	$ 30,000
Federal funds purchased	–	–%	1,312	1.85%	9,491
Securities sold under agreement to repurchase	30,000	3.24%	28,525	2.46%	30,000
Bank of Tennessee note payable	1,570	3.25%	916	3.71%	1,570
Subordinated debt	4,325	11.50%	1,294	11.50%	4,325
December 31, 2007					
Securities sold under agreement to repurchase	15,000	2.58%	2,315	2.72%	15,000

Subordinated Debt. During the third quarter of 2008, we commenced a subordinated debt offering to enhance and strengthen the levels of capital and liquidity at the holding company such that we could maintain the resources needed to maintain "well-capitalized" levels of regulatory capital at the bank. We raised $4.325 million in additional capital before we closed the offering on October 15, 2008. The subordinated notes were sold to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

Capital

The FRB and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.

The FRB guidelines contain an exemption from the capital requirements for "small bank holding companies" which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC. Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the FRB will interpret its new guidelines to mean that we qualify as a small bank holding company. Nevertheless, our Bank remains subject to these capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Regardless, at December 31, 2008, our Bank is "well capitalized" under these minimum capital requirements as set per bank regulatory agencies.

Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

At the bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "adequately capitalized" under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Bank exceeded the regulatory capital requirements at December 31, 2008 and 2007 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	2008	2007
Tier 1 capital	$ 30,836	$ 30,102
Tier 2 capital	4,369	4,214
Total qualifying capital	**$ 35,205**	**$ 34,316**
Risk-adjusted total assets (including off-balance sheet exposures)	**$ 345,829**	**$ 337,586**
Total risk-based capital ratio	10.18%	10.17%
Tier 1 risk-based capital ratio	8.92%	8.92%
Tier 1 leverage ratio	7.98%	8.26%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2008 and 2007, the Bank had issued commitments, including standby letters of credit, to extend credit of $39.7 million and $52.5 million, respectively through various types of commercial lending arrangements.

The following tables set forth the length of time until maturity for unused commitments to extend credit at December 31, 2008 and 2007.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
December 31, 2008						
Unused commitments to extend credit	$ 2,941	$ 1,889	$ 11,989	$ 16,819	$ 19,441	$ 36,260
Standby letters of credit	717	80	2,617	3,414	74	3,488
	$ 3,658	$ 1,969	$ 14,606	$ 20,233	$ 19,515	$ 39,748
December 31, 2007						
Unused commitments to extend credit	$ 2,479	$ 891	$ 17,370	$ 20,740	$ 28,603	$ 49,343
Standby letters of credit	578	833	–	1,411	1,766	3,177
	$ 3,057	$ 1,724	$ 17,370	$ 22,151	$ 30,369	$ 52,520

Approximately $30.9 million and $37.6 million of these commitments to extend credit had variable rates as of December 31, 2008 and 2007, respectively.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements. Significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008, included in this Annual Report to Shareholders, and as filed with the Company's Annual Report on Form 10-K. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Liquidity Management

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. The Company also has the ability to obtain funds from various financial institutions should the need arise.

The bank has a policy to maintain a liquidity ratio of at least 12%. Liquidity for this purpose is defined as cash, cash equivalents, and securities available for sale divided by total assets plus one half of any outstanding loan commitments. The bank's liquidity ratio at December 31, 2008 was 14.10%.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Bank's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Recently Issued Accounting Standards

Accounting standards and pronouncements of a recent nature are discussed in Notes to Consolidated Financial Statements, Note 1 – Summary of Significant Accounting Policies. Other accounting standards that have been issued or proposed by authoritative standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
CommunitySouth Financial Corporation and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of CommunitySouth Financial Corporation and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CommunitySouth Financial Corporation and Subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Greenville, South Carolina
March 28, 2009

COMMUNITYSOUTH FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents		
Cash and due from bank	$ 5,250,751	$ 6,486,676
Federal funds sold	4,625,000	33,665,005
Total cash and cash equivalents	9,875,751	40,151,681
Investment securities, available for sale	47,601,552	24,844,007
Other investments, at cost	1,805,200	446,800
Loans, net of allowance for loan loss of $8,088,218 and $4,213,547 in 2008 and 2007, respectively	312,818,938	298,720,357
Accrued interest receivable	1,628,073	2,092,066
Property and equipment, net	4,618,188	5,073,685
Bank-owned life insurance	5,437,331	5,226,806
Other assets	4,031,269	1,311,799
Total assets	$ 387,816,302	$ 377,867,201
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing	$ 22,161,873	$ 24,464,433
Interest bearing	274,481,473	303,199,212
Total deposits	296,643,346	327,663,645
Repurchase agreements	30,000,000	15,000,000
Federal Home Loan Bank advances	25,000,000	–
Note payable	1,570,000	–
Subordinated debt	4,325,000	–
Accrued expenses	192,795	427,380
Accrued interest payable	1,405,712	3,238,298
Other liabilities	150,972	66,742
Total liabilities	359,287,825	346,396,065
Commitments and contingencies (Note 14)		
Shareholders' Equity		
Preferred stock, par value $.01 per share 10,000,000 shares authorized, no shares issued	–	–
Common stock, par value $.01 per share 10,000,000 shares authorized; 4,698,697 issued and outstanding at December 31, 2008 and December 31, 2007	46,987	46,987
Additional paid-in capital	29,759,965	29,691,467
Accumulated other comprehensive income	491,384	152,050
Retained earnings (deficit)	(1,769,859)	1,580,632
Total shareholders' equity	28,528,477	31,471,136
Total liabilities and shareholders' equity	$ 387,816,302	$ 377,867,201

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,	
	2008	2007
Interest income		
Interest and fees on loans	$ 20,163,191	$ 21,402,981
Interest and dividends on investments	2,547,461	1,813,059
Total interest income	22,710,652	23,216,040
Interest expense	12,579,825	13,068,585
Net interest income	10,130,827	10,147,455
Provision for loan losses	7,168,000	1,188,000
Net interest income after provision for loan losses	2,962,827	8,959,455
Non-interest income		
Mortgage origination fees	469,529	998,111
Other	922,263	576,109
Total non-interest income	1,391,792	1,574,220
Non-interest expense		
Salaries and benefits	4,827,948	4,336,105
Occupancy	637,881	500,458
Depreciation	717,735	601,017
Equipment maintenance and rental	194,012	108,856
Advertising	248,117	269,860
Professional fees	449,110	334,978
Office supplies	95,306	145,633
Telephone	147,967	144,771
Data processing	757,822	602,975
Other	1,435,018	1,139,254
Total non-interest expense	9,510,916	8,183,907
Income (loss) before income taxes	(5,156,297)	2,349,768
Income tax expense (benefit)	(1,805,806)	781,656
Net income (loss)	$ (3,350,491)	$ 1,568,112
Earnings (loss) per share [1]		
Basic	$ (0.71)	$ 0.33
Diluted	$ (0.71)	$ 0.31
Weighted average basic shares outstanding [1]	4,698,697	4,698,634
Weighted average diluted shares outstanding [1]	4,698,697	5,126,601

[1] Adjusted for 5-for-4 stock split January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2008 and December 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings / (Deficit)	Total Shareholders' Equity	Total Comprehensive Income (Loss)
	Shares[1]	Amount[1]					
Balance at December 31, 2006	**4,697,697**	**46,977**	**29,635,458**	**–**	**12,520**	**29,694,955**	
Net income	–	–	–	–	1,568,112	1,568,112	$ 1,568,112
Other comprehensive income:							
Unrealized gains on securities, net of income taxes of $89,200	–	–	–	152,050	–	152,050	152,050
Total comprehensive income							$ 1,720,162
Stock based compensation	–	–	55,320	–	–	55,320	
Cash paid for fractional shares	–	–	(5,701)	–	–	(5,701)	
Stock options exercised	1,000	10	6,390	–	–	6,400	
Balance at December 31, 2007	**4,698,697**	**$ 46,987**	**$ 29,691,467**	**$ 152,050**	**$ 1,580,632**	**$ 31,471,136**	
Net loss	–	–	–	–	(3,350,491)	(3,350,491)	$ (3,350,491)
Other comprehensive income (loss):							
Unrealized gains on securities, net of income taxes of $148,678	–	–	–	339,334	–	339,334	39,334
Total comprehensive income (loss)							$ (3,011,157)
Stock based compensation	–	–	68,498	–	–	68,498	
Balance at December 31, 2008	**4,698,697**	**$ 46,987**	**$ 29,759,965**	**$ 491,384**	**$(1,769,859)**	**$ 28,528,477**	

[1] Adjusted for 5-for-4 stock splits effective January 16, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITYSOUTH FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2008	2007
Operating activities		
Net income (loss)	$ (3,350,491)	$ 1,568,112
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for loan losses	7,168,000	1,188,000
Stock based compensation	68,498	55,320
Depreciation	717,736	601,017
Appreciation of bank-owned life insurance	(210,525)	(222,048)
Deferred income tax benefit	(2,273,206)	(275,892)
Decrease (increase) in accrued interest receivable	463,993	(914,264)
Increase (decrease) in accrued interest payable	(1,832,586)	1,813,192
Increase (decrease) in accrued expenses	(234,585)	327,050
Decrease (increase) in other assets	(598,314)	237,534
Increase in other liabilities	84,230	45,038
Net cash provided by operating activities	2,750	4,423,059
Investing activities		
Net increase in loans outstanding	(21,266,581)	(85,335,311)
Purchase of investments and FHLB stock, net	(23,624,561)	(24,678,757)
Purchase of property and equipment	(262,239)	(931,536)
Net cash used in investing activities	(45,153,381)	(110,945,604)
Financing activities		
Net increase (decrease) in deposit accounts	(31,020,299)	110,632,457
Increase in repurchase agreements	15,000,000	15,000,000
Change in Federal Home Loan Bank advances	25,000,000	–
Subordinated debt issuance	4,325,000	–
Bank of Tennessee note payable	1,570,000	–
Cash paid for fractional shares	–	(5,701)
Stock options exercised	–	6,400
Net cash provided by financing activities	14,874,701	125,633,156
Net increase (decrease) in cash and cash equivalents	(30,275,930)	19,110,611
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,151,681	21,041,070
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,875,751	$ 40,151,681
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for:		
Interest	$ 14,412,411	$ 11,255,393
Income taxes	$ 619,500	$ 900,197
SCHEDULE OF NON-CASH TRANSACTIONS:		
Unrealized gain on investment securities, net of income taxes	$ 491,384	$ 152,050
Loans charged-off	$ 3,294,000	$ 65,000

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Organization - CommunitySouth Financial Corporation (the "Company") is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of CommunitySouth Bank and Trust (the "Bank"). The Bank is a state chartered bank organized under the laws of South Carolina. From inception on March 20, 2004 through January 18, 2005, the Company engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution. The Company received approval from the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board ("FRB") and the State Board of Financial Institutions in January 2005.

The Bank began operations on January 18, 2005. The Bank primarily is engaged in the business of accepting deposits insured by the FDIC, and providing commercial, consumer and mortgage loans to the general public.

The Company sold 4,681,069 shares of common stock at $6.40 per share in an initial public offering that was completed on February 15, 2005 (as adjusted for all stock splits). The offering raised $29,430,810, net of offering costs. The directors and officers of the Company purchased 659,531 shares at $6.40 per share for a total of $4,221,000.

Basis of Presentation - The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Principles of Consolidation - The consolidated financial statements include the accounts of CommunitySouth Financial Corporation, the parent company, and CommunitySouth Bank and Trust, its wholly owned subsidiary. All significant intercompany items have been eliminated in the consolidated financial statements.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Disclosure Regarding Segments - The Company reports as one operating segment, as management reviews the results of operations of the Company as a single enterprise.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits and federal funds sold. Cash and cash equivalents have an original maturity of three months or less.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or to a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists of both marketable and non-marketable equity securities. Management believes credit risk associated with the equity securities is not significant. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Investment Securities – The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The statement requires investments in equity and debt securities to be classified into three categories:

1. *Available for sale securities*: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).
2. *Held to maturity securities*: These are investment securities that the company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.
3. *Trading securities*: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The company has no trading securities.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized or accrued into interest income by a method that approximates a level yield.

Other Investments – CommunitySouth Bank and Trust, as a member institution, is required to own stock investments in the FHLB. Investment in the FHLB is a condition of borrowing from the FHLB, and the stock is pledged to collateralize such borrowings. No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. At December 31, 2008 and 2007, the Company's investment in FHLB stock was $1,805,200 and $446,800, respectively. The dividend received on this stock is included in interest and dividends on investments.

Loans Receivable - Loans are stated at their unpaid principal balance less an allowance for loan losses and net deferred loan origination fees. Interest income is computed using the simple interest method and is recorded in the period earned. Loan origination fees collected and certain loan origination costs are deferred and the net amount is accreted as income using a method that approximates the level yield method over the life of the related loans.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS 114") loans are considered to be impaired when, in management's judgment and based on current information, the full collection of principal and interest becomes doubtful. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. Impaired loans are placed in non-performing status, and future payments are applied to principal until such time as collection of the obligation is no longer doubtful. Interest accrual resumes only when loans return to performing status. To return to performing status, loans must be fully current, and continued timely payments must be a reasonable expectation. Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's potential problem loan list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. Management has determined that the Company had $9,921,917 and $35,172 in impaired loans at December 31, 2008 and 2007, respectively.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experiences, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Bank-Owned Life Insurance - The Company has purchased life insurance policies on certain key employees. These policies are recorded in other assets at their cash surrender value, or the amount that can be realized. Income from these policies and changes in the net cash surrender value are recorded in non-interest income.

Advertising - Advertising, promotional, and other business development costs generally are expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Property and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years and buildings of 39 years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Residential Loan Origination Fees - The Company offers residential loan origination services to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent.

Income Taxes - The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for the purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109").

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in an its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment in 2007 related to the adoption of FIN 48.

Under SFAS 109 and FIN 48, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Income taxes deferred to future years are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carry-forwards.

Earnings Per Share - Basic earnings per share represents the net income allocated to shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the impact of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options, and are determined using the treasury stock method.

Stock–based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equaled the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS No. 123(R) had been utilized.

In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In December 2007, the Financial Accounting Standards Board *("FASB")* issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 24) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 24.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the prior financial statements were reclassified to conform with the 2007 presentation. Such reclassifications had no effect on previously reported net income or shareholders' equity.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the FRB. At December 31, 2008 and 2007, these required reserves were met by vault cash.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair values of investment securities are as follows:

As of December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
Government sponsored enterprises	$ 19,000,824	$ 84,601	$ –	$ 19,085,425
Mortgage-backed	27,768,143	647,984	–	28,416,127
Marketable securities	100,000	–	–	100,000
Total Available for sale	**$ 46,868,967**	**$ 732,585**	**$ –**	**$ 47,601,552**
As of December 31, 2007				
Available for sale				
Government sponsored enterprises	$ 15,488,584	$ 136,049	$ –	$ 15,624,633
Mortgage-backed	9,014,173	115,428	10,227	9,119,374
Marketable securities	100,000	–	–	100,000
Total Available for sale	**$ 24,602,757**	**$ 251,477**	**$ 10,227**	**$ 24,844,007**

The amortized costs and fair values of investment securities available for sale at December 31, 2008, by contractual maturity, are shown below.

	December 31, 2008		December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale				
Due within one year[(1)]	$ 3,100,824	$ 3,139,345	$ 4,093,646	$ 3,555,000
Due after one through five years	17,594,284	17,694,068	11,494,940	11,622,834
Due after five through ten years	5,224,429	5,436,898	6,755,981	6,293,676
Due after ten years	20,949,430	21,331,241	2,258,190	3,372,497
Total Available for sale	**$ 46,868,967**	**$ 47,601,552**	**$ 24,602,757**	**$ 24,844,007**

(1) Marketable securities are included as due within one year.

At December 31, 2008, the Company did not have any securities in an unrealized loss position.

The table below summarizes gross unrealized losses on investment securities and the fair market value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

	Less than 12 months		12 months or longer		Total	
As of December 31, 2007	Fair Value	Unrealized Loss	Fair Value	Unrealized Gain/(Loss)	Fair Value	Unrealized Gain/(Loss)
Available for sale						
Mortgage-backed	$ 9,119,374	$ 10,227	$ –	$ –	$ 9,119,374	$ 10,227
Total Available for sale	**$ 9,119,374**	**$ 10,227**	**$ –**	**$ –**	**$ 9,119,374**	**$ 10,227**

At December 31, 2007, the Company had mortgage-backed securities in an unrealized loss position. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

No investment securities were sold during 2008 or 2007. Accordingly, no gains or losses were recorded. At December 31, 2008, there were $36.1 million of securities pledged as collateral for repurchase agreements from brokers. There were $16 million of securities pledged as collateral for repurchase agreements from brokers at December 31, 2007.

Management limits its credit risk by generally investing its portfolio principally in obligations of the United States of America, its agencies or it corporations. Included in the investment portfolio at December 31, 2008, are mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation totaling $20.7 million and $2.5 million, respectively.

NOTE 4 – OTHER INVESTMENTS

Other investments consisted of FHLB stock with a cost of $1,805,200 and $446,800 at December 31, 2008 and 2007, respectively. All of the FHLB stock is used to collateralize advances with the FHLB.

NOTE 5 – LOANS RECEIVABLE

Major classifications of loans receivable for the years ended December 31, 2008 and 2007 are summarized as follows:

	December 31,	
	2008	2007
Real estate - construction	$ 129,776,522	$ 124,016,089
Real estate - mortgage	154,838,390	149,369,530
Commercial and industrial	33,303,276	26,094,711
Consumer and other	2,988,968	3,453,574
Total loans, gross	320,907,156	302,933,904
Less allowance for loan losses	(8,088,218)	(4,213,547)
Total loans, net	$ 312,818,938	$ 298,720,357

Loans are stated net of deferred fees and costs.

The Bank had $9,915,883 and $35,172 of loans classified as non-accrual status as of December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, loans past due 90 days or more and still accruing amounted to $6,035 and $0, respectively. See additional disclosures regarding Loans Receivable and Allowance for Loan Losses in Note 1.

Activity in the allowance for loan losses during the years ended December 31, 2008 and 2007 is summarized below:

	Year Ended December 31,	
	2008	2007
Balance, beginning of year	$ 4,213,547	$ 3,090,500
Provision charged to operations	7,168,000	1,188,000
Charge-offs	(3,293,329)	(64,953)
Balance, end of year	$ 8,088,218	$ 4,213,547

	Year Ended December 31,	
Impaired Loans:	2008	2007
No valuation allowance required	$ 2,590,369	$ 10,643
Valuation allowance required	10,581,526	24,529
Total impaired loans	$ 13,171,895	$ 35,172
Allowance for loan losses on impaired loans at year end	$ 2,801,565	$ 24,529

	2008	2007
Average investment in impaired loans	$ 5,109,022	$ 55,632
Interest income recognized on impaired loans:		
Accrual basis	671,091	553

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
	2008	2007
Land	$ 785,811	$ 785,811
Buildings and leasehold improvements	2,845,179	2,837,874
Property and equipment	2,757,967	2,562,922
Construction in progress	95,411	–
Total	6,484,368	6,186,607
Less, accumulated depreciation	(1,866,180)	(1,112,922)
Property and equipment, net	$ 4,618,188	$ 5,073,685

The Company recorded $717,736 and $601,017 in depreciation expense of property and equipment for the years ended December 31, 2008 and 2007, respectively. Construction in progress relates to a new branch in Spartanburg.

NOTE 7 – DEPOSITS

The following table sets forth the deposits of the Company by category as of December 31, 2008 and 2007.

	December 31,	
	2008	2007
Non-interest bearing demand	$ 22,161,873	$ 24,463,939
Interest bearing demand	16,449,191	13,720,505
Savings	14,460,941	24,634,385
Time deposits less than $100,000	32,111,689	59,528,027
Time deposits of $100,000 or over	25,161,652	47,117,789
Brokered time deposits	186,298,000	158,199,000
Total deposits	$ 296,643,346	$ 327,663,645

Deposits from outside the Company's market area obtained through brokers amounted to 62.80% and 48.28% of total deposits at December 31, 2008 and 2007, respectively.

Interest expense on time deposits of $100,000 or over was $2,050,217 and $2,551,994 for years ending December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2009	$ 239,651,062
2010	3,691,021
2011	136,698
2012	–
2013	92,560
Thereafter	–
Total	$ 243,571,341

NOTE 8 – REPURCHASE AGREEMENTS

At December 31, 2008, the Bank had sold $30.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 3.24% and an average maturity of 90 months. The maximum amount outstanding at any month-end was $30.0 million. The average balance for the year was $28,524,590. These agreements were secured with approximately $36.1 million of investment securities.

At December 31, 2007, the Bank had sold $15.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 2.58% and an average maturity of 82 months. The maximum amount outstanding at any month-end was $15.0 million. The average balance for the year was $2,315,068. These agreements were secured with approximately $16.0 million of investment securities.

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2008, the bank had $25 million in FHLB advances. The advances were secured with approximately $45.5 million in loans and $1.8 million of stock in the FHLB. Listed below is a summary of the terms and maturities of the advances.

Amount	Rate	Maturity
$ 10,000,000	1.53%	January 14, 2009
10,000,000	1.03%	March 23, 2009
5,000,000	2.32%	March 31, 2009
$ 25,000,000		

NOTE 10 – NOTE PAYABLE

At December 31, 2008, the Company had a $1.6 million outstanding on a line of credit at the Bank of Tennessee. The line of credit matures on September 2, 2009 and bears interest at Lender's Prime, which at December 31, 2008 was 3.25%. The company had pledged all of the stock of the Bank as collateral for this line of credit. The Company repaid this note payable on February 27, 2009 and funds are no longer available to the Company.

NOTE 11 – SUBORDINATED DEBT

During the third quarter of 2008, we commenced a subordinated debt offering to enhance and strengthen the levels of capital and liquidity at the holding company such that we could maintain the "well-capitalized" levels of regulatory capital at the bank. We raised $4.325 million before we closed the offering on October 15, 2008. The subordinated notes were sold to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable by the Company after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

(Dollars in thousands)	**Ending Balance**	**Period-End Rate**	**Average Balance**	**Weighted-Average Rate for Year**	**Maximum Outstanding at any Month End**
December 31, 2008					
Subordinated debt	4,325	11.50%	1,485	11.50%	4,325

NOTE 12 – INCOME TAXES

Income tax expense for the year ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Current portion:		
Federal	$ (252,629)	$ 984,495
State	–	73,053
Total current income tax expense	(252,629)	1,057,548
Deferred income tax expense (benefit)	(1,553,177)	(275,892)
Income tax expense (benefit)	$ (1,805,806)	$ 781,656

A reconciliation between the income tax expense and the amount is computed by applying the Federal statutory rate of 34% for 2008 and 2007 to income before income taxes follows:

	2008	2007
Federal income tax expense at statutory rate	$ (1,753,141)	$ 798,921
State income taxes, net of federal benefit	–	48,216
Other	(52,665)	(65,481)
Income tax expense	$ (1,805,806)	$ 781,656

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
Deferred tax assets	2008	2007
Allowance for loan losses	$ 2,416,674	$ 1,122,861
Organization and start-up costs	84,431	114,168
Accrued interest on non-accrual loans	367,472	1,552
Other	8,500	33,497
Total deferred tax assets	2,877,077	1,272,078
Deferred tax liabilities		
Loan origination costs	(89,236)	(88,236)
SFAS No. 115 mark-to-market adjustment	(237,878)	(89,200)
Depreciation	(138,716)	(89,512)
Prepaid expenses	(68,856)	(67,238)
Total deferred tax liabilities	(534,686)	(334,186)
Net deferred tax asset	$ 2,342,391	$ 937,892

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008 and 2007, management has determined that no valuation allowance is required as it is more likely than not that the recorded net deferred tax assets will be realized in full. The net deferred tax asset is included in the caption "other assets" on the balance sheet.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 13 – LEASES

The Company leases branch locations in Spartanburg, Mauldin, Anderson, Greer and Greenville as well as the loan operations center in Easley. The initial lease terms range from three to ten years with various renewal options. The minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years and in the aggregate are:

2009	$	401,771
2010		428,364
2011		427,870
2012		441,471
2013		446,817
Thereafter		1,505,939
Total minimum future rental payments	$	3,652,232

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

The bank has entered into a lease for a new branch in Spartanburg. It is a 10 year lease with annual payments of $96,000 in years 1-5 and $105,600 in years 6-10. The lease begins at occupancy. The project is currently in process.

NOTE 15 – RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) ("affiliates") are loan customers in the normal course of business with the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. As of December 31, 2008 and 2007 the Bank had related party loans totaling $20,539,348 and $21,946,890, respectively. During 2008, advances on related party loans totaled $7,310,239 and repayments were $8,717,781. During 2007, advances on related party loans totaled $11,026,237 and repayments were $4,330,197.

Both at December 31, 2008 and 2007, affiliates had deposits with the Bank in the amounts of $2.5 million and $3.7 million, respectively.

The Company also enters into other transactions in the ordinary course of business with affiliates. Company policy requires transactions with affiliates to be on terms no more favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. The following are transactions entered into with affiliates during the years ended December 31, 2008 and 2007:

- The Spartanburg branch location was leased from a partnership in which two Company directors have a partnership interest. The property was sold to a third party in October 2007. Lease payments on that office totaled $80,000 for the year ended December 31, 2007.
- The loan operations center in Easley was leased from a partnership in which a Company director has a partnership interest. Lease payments on that office totaled $36,000 and $24,000 for the years ended December 31, 2008 and 2007, respectively.

NOTE 16 – SHARES OUTSTANDING AND EARNINGS PER SHARE

On January 16, 2007, the Company effected a 5-for-4 stock split in the form of a stock dividend for shareholders of record as of December 15, 2006. All share and per share data has been adjusted for all periods prior to the splits.

Basic earnings per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing the net income by the sum of the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

The following is the basic and diluted income per share computation:

	December 31, 2008	December 31, 2007
Net income (loss) to common shareholders	$ (3,350,491)	$ 1,568,112
Weighted-average common shares outstanding – basic	4,698,697	4,698,634
Weighted-average common shares outstanding – diluted	4,698,697	5,126,601
Earnings (loss) per share – basic	$ (0.71)	$ 0.33
Earnings (loss) per share – diluted	$ (0.71)	$ 0.31

NOTE 17 – STOCK COMPENSATION PLANS

Upon completion of the offering, the Company agreed to issue warrants to the organizing directors for the purchase of one share of common stock at $6.40 per share for every two shares purchased in the stock offering, up to a maximum of 15,625 warrants per director. The warrants were fully vested 120 days after January 18, 2005 and will expire on January 18, 2015. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). The Company issued a total of 171,404 warrants. In addition, the Company has adopted a stock option plan. As of December 31, 2008 the Company has 764,113 outstanding options to employees and directors. On January 16, 2006 the company adopted a resolution that terminated the "evergreen" provision of the Company 2005 Stock Incentive Plan. As a result, the number of shares of common stock issuable under the plan shall not be further increased in connection with any future share issuances by the company. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. The maximum term is ten years, and they vest in no greater than five years. When necessary, the Company may purchase shares on the open market to satisfy share option exercises. During the ensuing year, the Company is expected to acquire no shares.

The table set forth below summarizes stock option activity for the Company's stock compensation plans for the years ended December 31, 2008 and 2007 as adjusted for all stock splits.

	Stock Options		Warrants	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Outstanding at December 31, 2006	738,013	$ 6.87	171,404	$ 6.40
Granted	37,173	15.33	–	–
Forfeited	(12,693)	13.31	–	–
Exercised	(1,000)	6.40	–	–
Outstanding at December 31, 2007	**761,493**	**7.17**	**171,404**	**6.40**
Granted	28,600	7.82	–	–
Forfeited	(25,980)	10.57	–	–
Exercised	–	–	–	–
Outstanding at December 31, 2008	**764,113**	**$ 7.08**	**171,404**	**$ 6.40**

At December 31, 2008 there was no intrinsic value for stock options outstanding and stock options exercisable.

The table set forth below summarizes non-vested stock options as of December 31, 2008 and 2007.

	Weighted-Average Number	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	11,500	6.47
Granted	37,173	6.88
Vested during the year	(2,300)	6.44
Forfeited during the year	(4,100)	7.06
Outstanding at December 31, 2007	**42,273**	**6.79**
Granted	28,600	3.51
Vested during the year	7,913	7.12
Forfeited during the year	11,150	5.62
Outstanding at December 31, 2008	**51,810**	**5.33**

As of December 31, 2008, there was $223,689 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 42 months. As of December 31, 2007, there was $255,917 in total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 49 months.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 2008 and 2007: dividend yield of 0%, expected term of 10 years, risk-free interest rate of 5.0%, expected life of 10 years, and expected volatility of 20%.

Stock compensation expense recognized in 2008 and 2007 was $68,498 and $55,320, respectively.

The following table summarizes information about stock options outstanding under the Company's plans at December 31, 2008 and 2007 as adjusted for the 5-for-4 stock splits effective January 16, 2007.

2008	Outstanding	Exercisable
Number of options	764,113	712,203
Weighted average remaining life	6.42 years	6.26 years
Weighted average exercise price	$ 7.08	$ 6.74
High exercise price	$ 16.80	$ 16.80
Low exercise price	$ 6.40	$ 6.40
2007		
Number of options	761,493	719,220
Weighted average remaining life	7.35 years	7.25 years
Weighted average exercise price	$ 7.17	$ 6.71
High exercise price	$ 16.80	$ 16.80
Low exercise price	$ 6.40	$ 6.40

No options were exercised in 2008. Cash received from the exercise of options during 2007 was $6,400. The intrinsic value of options exercised during 2007 was $2,880.

At December 31, 2008, all of the 171,404 warrants were exercisable and had an average remaining life of 6.05 years. At December 31, 2007, all of the 171,404 warrants were exercisable and had an average remaining life of 7.05 years.

NOTE 18 – EMPLOYEE BENEFIT PLAN

The Bank maintains an employee benefit plan for all eligible employees of the Bank under the provisions of Internal Revenue Code Section 401(k). The CommunitySouth 401(k) Plan (the "Plan"), adopted in 2006, allows for employee contributions. The Bank matches 25% of employee contributions up to a maximum of 1.25% of annual compensation. A total of $25,292 and $31,495 was charged to operations in 2008 and 2007, respectively, for the Company's matching contribution. Employees are immediately vested in their contributions to the Plan and become fully vested in the employer matching contribution after five years of service.

NOTE 19 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Bank's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2008 and December 31, 2007.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
Tier 1 capital (to risk-weighted assets)	$ 30,836,000	8.92%	$ 13,833,000	4.00%	$ 20,750,000	6.00%
Total capital (to risk-weighted assets)	35,205,000	10.18	27,666,000	8.00	34,583,000	10.00
Tier 1 capital (to average assets)	30,836,000	7.98	15,450,000	4.00	19,313,000	5.00
December 31, 2007						
Tier 1 capital (to risk-weighted assets)	$ 30,102,000	8.92%	$ 13,503,000	4.00%	$ 20,255,000	6.00%
Total capital (to risk-weighted assets)	34,316,000	10.17	27,007,000	8.00	33,759,000	10.00
Tier 1 capital (to average assets)	30,102,000	8.26	14,573,000	4.00	18,217,000	5.00

The FRB has similar requirements for bank holding companies. The Company currently is not subject to these requirements because the FRB applies its guidelines on a bank-only basis for bank holding companies with less than $500 million in consolidated assets.

NOTE 20 –LINES OF CREDIT

As of December 31, 2008 and 2007, the Bank had unused lines of credit to purchase federal funds from unrelated banks totaling $14,500,000 and $15,000,000, respectively. These lines of credit are available on a one to fourteen day basis for general banking purposes. As of December 31, 2008 and 2007, the Bank has no funds drawn from these lines. The Company also has a line of credit to borrow funds from the FHLB up to 15% in 2008 and 10% in 2007 of the Bank's total assets subject to available collateral. At December 31, 2008, the total line of credit was $57,240,000, with $25,000,000 having been drawn, leaving $32,240,000 available. At December 31, 2007, the availability on this line of credit was $34,670,000 with no amount drawn on the line.

NOTE 21 – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of CommunitySouth Financial Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, there are restrictions on the ability of the Bank to transfer funds to CommunitySouth Financial Corporation in the form of cash dividends, loans, or advances. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. At December 31, 2007, the Bank was no longer prohibited from declaring a dividend because it had a surplus of $1,970,050. However, at December 31, 2008, the Bank had a deficit of $872,916.

NOTE 22 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability was considered necessary, as such amounts were not considered material.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company's off-balance sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2008	2007
Commitments to extend credit	$ 36,259,688	$ 49,342,960
Standby letters of credit	$ 3,488,081	$ 3,176,854

NOTE 23 – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of marketable equity securities are valued using quoted fair market prices.

Other Investments - The carrying value of non-marketable equity securities approximates the fair value since no ready market exists for the stocks.

Bank-owned Life Insurance - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Repurchase Agreements - The carrying value of these instruments is a reasonable estimate of fair value.

FHLB Advances - The carrying value of these instruments is a reasonable estimate of fair value.

Note Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Subordinated Debt - The carrying value of these instruments is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are shown in the following table.

	Carrying Amount	Estimated Fair Value
December 31, 2008		
Financial Assets		
Cash and due from banks	$ 5,250,751	$ 5,250,751
Federal funds sold	4,625,000	4,625,000
Investment securities, available for sale	47,601,552	47,601,552
Other investments	1,805,200	1,805,200
Loans, gross	320,907,156	358,708,274
Bank-owned life insurance	5,437,331	5,437,331

Financial Liabilities		
Demand deposit, interest-bearing transaction, and savings accounts	$ 53,072,007	$ 53,072,007
Certificates of deposit and other time deposits	243,571,339	244,000,955
Repurchase agreements	30,000,000	30,000,000
FHLB advances	25,000,000	25,000,000
Note payable	1,570,000	1,570,000
Subordinated debt	4,325,000	5,500,000
December 31, 2007		
Financial Assets		
Cash and due from banks	$ 6,486,676	$ 6,486,676
Federal funds sold	33,665,005	33,665,005
Investment securities, available for sale	24,844,007	24,884,007
Other investments	446,800	446,800
Loans, gross	302,933,904	302,838,045
Bank-owned life insurance	5,226,806	5,226,806
Financial Liabilities		
Demand deposit, interest-bearing transaction, and savings accounts	$ 62,819,326	$ 62,819,326
Certificates of deposit and other time deposits	264,844,319	265,698,742
Repurchase agreements	15,000,000	15,000,000

(Dollars in thousands)	2008		2007	
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 36,260	$ –	$ 49,343	$ –
Standby Letters of Credit	3,488	$ –	3,177	$ –

The company adopted Statement No. 157 at the beginning of our 2008 fiscal year. SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

In determining appropriate levels, the Company performs a detailed analysis of the assets and liabilities that re subject to SFAS No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December, 31, 2008			
(Dollars in thousands)	**Total**	**Level 1**	**Level 2**	**Level 3**
Investment securities, available for sale	$ 47,602	$ 47,602	$ –	$ –

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the SFAS No. 157 valuation hierarchy (as described above) as of December 31, 2008 for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying Value at December, 31, 2008			
(Dollars in thousands)	**Total**	**Level 1**	**Level 2**	**Level 3**
Impaired Loans	$ 13,172	$ –	$ 13,172	$ –

NOTE 24 – COMMUNITYSOUTH FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for CommunitySouth Financial Corporation (Parent Company only).

Condensed Balance Sheets

	December 31,	
	2008	**2007**
Assets		
Cash	$ 3,029,319	$ 94,125
Investment securities, available for sale	100,000	100,000
Investment in the Bank	31,327,084	31,280,850
Other assets	96,945	6,692
Total assets	**$ 34,553,348**	**$ 31,481,667**
Liabilities and shareholders' equity		
Other liabilities	$ 129,871	$ 10,531
Other borrowings	1,570,000	–
Subordinated debt	4,325,000	–
Shareholders' equity	28,528,477	31,471,136
Total liabilities and shareholders' equity	**$ 34,553,348**	**$ 31,481,667**

Condensed Statements of Income
For the years ended December 31, 2008 and 2007

	2008	2007
Income	$ –	$ –
Expenses	(257,391)	(55,320)
Income (loss) before income taxes and equity in undistributed income of the Bank	(257,391)	(55,320)
Equity in undistributed income (loss) of the Bank	(3,093,100)	1,623,432
Net income (loss) before taxes	(3,350,491)	1,568,112
Income tax expense (benefit)	–	–
Net income (loss)	$ (3,350,491)	$ 1,568,112

Condensed Statements of Cash Flows
For the year ended December 31, 2008 and December 31, 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (3,350,491)	$ 1,568,112
Adjustments to reconcile net income (loss) to net cash used in by operating activities:		
Increase in other assets	(90,253)	–
Stock based compensation	68,498	55,320
Equity in undistributed (income) loss of the Bank	2,753,766	(1,623,432)
Change in accumulated other comprehensive income	339,334	–
Increase in other liabilities	119,340	–
Net cash used in operating activities	(159,806)	–
Cash flows from investing activities		
Investments in Bank subsidiary	(2,800,000)	(900,000)
Net cash used in investing activities	(2,800,000)	(900,000)
Cash flows from financing activities		
Subordinated debt issue	4,325,000	–
Increase in other borrowings	1,570,000	–
Cash paid for fractional shares	–	(5,701)
Stock options exercised	–	6,400
Net cash provided by financing activities	5,895,000	699
Net increase (decrease) in cash	2,935,194	(899,301)
Cash, beginning of year	94,125	993,426
Cash, end of year	$ 3,029,319	$ 94,125

NOTE 25 – SUBSEQUENT EVENT

On February 27, 2009, the bank repaid the $1,570,000 note payable to the Bank of Tennessee.

(This page intentionally left blank)

(This page intentionally left blank)

Shareholder Information

Headquarters
CommunitySouth Financial Corporation
6602 Calhoun Memorial Hwy
Easley, South Carolina 29640
866.421.CSBT
communitysouthbankandtrust.com

Annual Meeting
May 19, 2009 at 11:00 a.m.
Marriott Hotel
One Parkway East
Greenville, SC 29615

Counsel
Nelson, Mullins, Riley & Scarborough
104 South Main Street, Suite 900
Greenville, SC 29601

Independent Auditors
Elliott Davis, LLC
200 East Broad Street
PO Box 6286
Greenville, SC 29601

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

CommunitySouth Online
Visit our investors resource center at communitysouthbankandtrust.com. Click on "Investors" for SEC filings, financial news, calculators, and more.

Annual Report & Form 10-K
Additional copies of CommunitySouth's Annual Report and Form 10-K are available by writing to:

Shareholder Relations
CommunitySouth Financial Corporation
PO Box 2849
Easley, SC 29641

Stock Information
Symbol: **CBSO**
Over the Counter Bulletin Board Quotation System

Board of Directors

C. Allan Ducker, III
Chief Executive Officer
CommunitySouth

David A. Miller
President
Chief Operating Officer
CommunitySouth

John W. Hobbs
Chief Financial Officer
CommunitySouth

Daniel E. Youngblood
Board Chairman
Owner and President
Youngblood Development Corp.

David W. Edwards
Board Vice Chairman
Owner and President
Dave Edwards Toyota

David Larry Brotherton, Ph.D.
Owner and President
Ortec, Inc.

G. Dial DuBose
Managing Partner
Nalley Commercial Properties

R. Wesley Hammond
Former President
HBJ Home Furnishings

Arnold J. Ramsey
Owner and President
Ramsey Appraisal Service

Dr. W. Michael Riddle
Oral and Maxillofacial Surgeon

Joanne M. Rogers
Partner and President
Lakeview Partners and
Palmetto Storage

B. Lynn Spencer
Co-Owner and Broker-in-Charge
Spencer/Hines Properties

J. Neal Workman, Jr.
Owner, President and Chairman
Trehel Corporation

Senior Management Team

C. Allan Ducker, III
Chief Executive Officer

David A. Miller
President
Chief Operating Officer

John W. Hobbs
Chief Financial Officer

Joe Albright
Senior Vice President
Mortgage Department Manager

Barbra Anderson
Senior Vice President
Marketing Director

Lary Heichel
Senior Vice President
Chief Risk Officer

Kathy King
Senior Vice President
Branch Coordinator

Darlene Nations
Vice President
Human Resources Director

Jay Ratterree
Senior Vice President
Chief Credit Officer

Buddy White
Senior Vice President
Services Department Manager

CommunitySouth
BANK & TRUST
Banking Unusual!

• www.communitysouthbankandtrust.com •